

Annual Report for American Stories Entertainment, Inc. ("American Stories, Inc.," "American Stories," or "ASE")

American Stories Entertainment, Inc. ("American Stories," "ASE" the "Company," "we," or "us"), is a Florida C-Corp incorporated on December 16th, 2020.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating

and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://www.americanstoriesentertainment.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Name and Address:

American Stories Entertainment, Inc.

1449 Wetherington Way

Palm Harbor, FL 34683

Eligibility

The following are true for American Stories Entertainment, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director of the offering:

Name:	Robert Cefail	Anthony M. McKnight	Linda Batdorf
Dates of Board Service:	12/16/2020 - Present	03/22/2022 - Present	12/16/2020 - Present
Principal Occupation:	President	President	VP Ad.min
Employer:	Quadrant Sales & Marketing, Inc	Big Daddy Guns, Inc.	Quadrant Sales & Marketing, Inc.
Dates of Service:	2003 - Present	2016 to present	2003 - Present
Employers principal business:	Marketing & PR Services	Online Marketplace	Marketing & PR Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	President	---	Treasurer
Dates of Service:	12/16/2020 - Present	---	12/16/2020 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Digital Frontier Marketing	Big Daddy Guns, Inc.	Digital Frontier Marketing
Employers principal business:	Digital Asset Marketing Firm	Online Marketplace	Digital Asset Marketing Firm
Title:	CEO	President	CFO
Dates of Service:	09/19/2017 to Present	2016 to present	09/19/20I7 to Present
Responsibilities:	Managment	Management	Finance
Employer:	Quadrant Sales & Marketing, Inc		Quadrant Sales & Marketing, Inc
Employers principal business:	Celebrity Endorsement Firm		Celebrity based PR Firm
Title:	President		VPAdmin
Dates of Service:	2003 - Present		2003 - Present
Responsibilities:	Managment		Admin and Finance

The following individuals (or entities) represent the company as an officer of the offering:

Name:	Robert Cefail	Linda Batdorf
Title:	CEO	Treasurer
Dates of Service:	12/16/2020 - Present	12/16/2020 - Present
Responsibilities:	Management	Finance
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions	No prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Digital Frontier Marketing	Digital Frontier Marketing
Employers principal business:	Digital Asset Marketing Firm	Marketing
Title:	CEO	Digital Asset Marketing Firm
Dates of Service:	09/19/2017 to Present	9/23/2017 - Present
Responsibilities:	Managment	Finance

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Quadrant Sales and Marketing

Securities

1,000 Class A Common Shares

Security Class

Class A Voting Common Stock

Voting Power

50%

Principal Security Holder Name

Big Daddy Enterprises, Inc.

Securities

1,000 Class A Common Shares

Security Class

Class A Voting Common Stock

Voting Power

50%

Business and Anticipated Business Plan

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

What is American Stories Entertainment All About

American Stories Entertainment, Inc. (ASE) has a simple mission--provide creative, uplifting content that improves the lives of our viewers. The company does this through telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business and survival strategies. ASE films its shows primarily in small and medium size towns--locations not generally portrayed in traditional Media.

ASE's Secret Sauce

ASE will create and control its own content. The company is building and employing an ever growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by the whims of anyone. ASE will not go down!! The current platforms include ASE's own Roku channel, Apple TV channel and Amazon Fire TV channel.

The company also directly creates its own content. The company develops its shows through a series of stages which involves producing a limited series of shows for proof of concept and then expansion of the specific programming. Lavish production costs are not part of the ASE culture. All company programming will be produced by efficient creative teams who can produce quality content yet not break the bank.

End Result

Once again, the company is designed to produce a high quantity of great programs designed to make the lives of our viewers better. American Stories will ensure its future by building a movement of dedicated viewers who are looking for uplifting content.

Traditional Entertainment Media--The Problem

Both the top executives and talent found in the twin entertainment epicenters ofNew York and Los Angeles have been busy alienating a significant portion of the U.S. population. This market, found in the broad expanse between the two elite population centers, makes up over 150 million people who are considered to be more conservative. The results of an avalanche of cultural attacks that revolve around politics, religion and the 2nd amendment has led to the massive decline in viewership of a broad array of content.

Presently, because of this mass disenchantment with the coastal media centers, there is a gigantic

undelivered desire waiting to be quenched. It is this opening that ASE intends to rapidly meet and satisfy.

The Plan--Meeting the Demand

American Stories Entertainment targets the viewers who considers themselves left behind by traditional entertainment providers. This includes people in small town America and the general population found between the east and west coasts of the USA.

American Stories Entertainment's plan revolves around creating original content using a phased approach to be able to adjust and modify programming that best serves ASE's unique audience. ASE starts with the production of four to 10 12 to 40 minute episodes (segments). This allows the content to be shown on YouTube, Roku or on traditional TV.

Advertisers are briefed on the nature of the programming and sometimes shown past programming to provide insight into the ASE process. Advertisers can purchase ad time or preferably product placement slots for such shows. ASE, because it controls various distribution assets on Roku, Apple, Amazon and its own direct channel, www.Americanstories.tv, can make future content decisions based on direct viewer and advertiser input.

If a show is successful, both from the consumer perspective and advertiser response, ASE will extend the respective series for additional shows with additional seasons of the show. As the additional seasons or even episodes are added to the series, the content can be tweaked and modified to better serve ASE's audiences (consumers and advertisers). Consumer opinion is weighted much higher as concerns content decisions.

You Make the Stories

A breakthrough viral growth tool will be deployed that brings the audience directly into the production of content. Using mass online market research platforms, ASE will ask its viewers to participate in the creation of content. By asking viewers to answer a series of questions they can provide story ideas to ASE and help in the selection of scripts and even potential talent for future shows. This tool will result in an ever growing database of "You Make The Stories" participants. A movement of millions of fans will be built through this process who have direct "buy in" for each project through participation in the ongoing research process.

The Duck Dynasty Effect

The massively successful show, Duck Dynasty, made most of their money through product placement within the shows that eventually found its way into tens of thousands of stores. By 2013 Duck Dynasty was generating $500 million in sales. Through ASE's relationship with Kevin Harrington as host of a series of business related shows starting with Beyond The Close, the company can begin embedding products in each show with the intent to get mass marketing in the future.

Content Distribution

ASE's shows are intended for broadcast via multiple channels. Diversification is at the heart of the company's business model. The core principle is that no one executive decision to de- platform or otherwise shutdown ASE's programming can ever fully take down its content. Call it decentralized media distribution--a revolutionary step to protect ASE's free speech rights. Distribution will involve various web video platforms including YouTube, RecoilTV and Rumble. In addition, the company will also broadcast through streaming services such as Roku, Amazon Fire TV and Apple TV Finally, ASE ultimately will seek to have a full channel on DirectTV.

Income Centers

There are two distinct publics that ASE targets for income: 1) viewers (content consumers); 2) advertisers who purchase broadcast ads and product placement within the shows. The following section shall discuss the value ladders of free and paid service as well as products for both viewers and Advertisers.

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Finally, a third income center for the company is the development of its own branded products (in partnership with various manufacturers) which are placed in the show and then subsequently sold in third party stores and its own product site.

Viewers will have access to a series of "movement" products (T-shirts, hats, jackets, clothing) and digital memorabilia. The digital memorabilia include celebrity based collectibles and user generated content in the form of their own memorabilia created by them. ASE plans on building a giant base of devotees that fully believe in the mission of the company. It is to this group that ASE wants to sell movement products to build brand loyalty and also physically promote the brand.

The Marketing And Sales Sequence

ASE's marketing and sales sequence is designed to involve the viewer first and the advertiser second. Not because the advertiser is secondary but because it is important to let them know the position of the viewer and the number of eyeballs that could be on their offering. This is the sequence:

- Viral "You Make the Story" participation (free)
- Movement memorabilia
- ASE show products
- Advertiser product placement (in shows)
- Broadcast network or cable channel show production agreements

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risk Factors

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

Trend information

The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established.

The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company are up to date and accurate with the financial information contained within this Proposed Private Placement Memorandum.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities.
Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The offering price of the securities offered on the Site has been arbitrarily determined and may not be indicative of its actual value or future market prices.

Offering Price Was Determined by The Company

The offering price was not established in a competitive market but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company's management may have broad discretion in how the Company use the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition.

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer programming similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its entertainment content, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer entertainment content which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in the projected financial data have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The Company does not currently have any contractual agreements that can provide assurances with respect to projected revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Such a review could result in changes to the assumptions underlying the projected financial data. Moreover, the Company's projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

Because the entertainment business is highly speculative, the Company may never achieve profitability.

The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show or film since the revenues derived from the production and distribution of shows or films is primarily dependent on its acceptance by the public, which cannot be predicted. The commercial success of a show or film also depends on the quality and acceptance of competing shows or films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. No assurance can be given that the shows or films will appeal to the public or that other shows or films may not be more appealing and therefore reduce the demand to view the shows or films. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the shows or films or realize revenues or profits from the sale of the shows or films.

The Shows or Films may not succeed if it receives unfavorable reviews.

The financial success of shows or films, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the shows or films. To the extent that the shows or films receive unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may abandon prematurely certain show or film development, production or distribution.

Any of the shows or films in development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of the shows or films, as the case may be, including funds expended in connection with the development of the screenplay and production of the shows or films. Abandonment of the shows or films at any stage would have a material adverse impact on the Company.

The Shows or Films produced by Company may infringe the intellectual property rights of others and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects the shows or films to be original works, third parties may claim that the shows or films infringe their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention, cause production delays or require the

Company to enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of infringement against the Company and the Company's failure or inability to license the infringed rights, the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition and reduce the amount of net proceeds and cash available for distribution to investors.

CAPITAL LOSS

The prospective returns from an equity investment in unlisted companies are necessarily accompanied by a high risk of a total or partial loss of the sums invested.

This loss could be linked to the bankruptcy of the company in case of failure of its project or a lack of future financing. However, even if the company does not fail, a partial loss can result from lower-than-expected results in the future.

Investments in company bonds also feature a risk of loss of invested capital in case of a lack of liquidity at maturity or bankruptcy of the company.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

DILUTION

Any investment realized through the platform could be subject to dilution. In other words, if the company raises additional funds at a later date through the issue of new shares subscribed to by new Investors, the percentage stake in the issuing company held by Investors who do not subscribe to this capital increase will fall.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

> to elect or defeat the election of the Company's directors;
> to amend or prevent amendment of the Company's Certificate
> ofIncorporation or By-laws; to effect or prevent a merger, sale of
> assets or other corporate transaction; and
> to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise

attempting to obtain control of the Company, which in tum could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

The Company is not involved in any legal or regulatory proceedings. From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Content Development Costs

Content development costs are expensed as incurred. Such costs are incurred in the development of new shows or significant improvements to existing shows. The company cannot estimate these costs at this time and makes no representation of such costs.

No Public Trading Market for The Securities

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT

WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Class A Voting Common Stock	8,000	2,000	N/A	N/A	Yes
Common B Non-Voting Common Stock	248,000,000	11,967,366	N/A	N/A	No
Preferred	40,000,000	0	N/A	N/A	N/A

How does the issuer value it's company? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.-the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's

Documents Section. The valuation was calculated at pre money **$28,410,737.**

Describe the material terms of any indebtedness of the issuer:

I. **"Loans Payable" $185,500** - $234,751 in 270 Day Comercial Note to various investors. Upon the occurrence of a Qualified Equity Filing ("QEF"), the Commercial Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Commercial Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Filing. A qualified equity filing includes a Regulation CF filing on a Form C, a Regulation A+ filing on Form I-A, Form IO or an S-1 filing under the Securities Act of 1933. The Conversion Price is currently set at $0.50 for each share.
   a. Since the date of the audited financials that number increased to $234,751
   b. Upon the filing of the Form C associated with this offering, these notes were converted into shares of Class B Common Stock and this debt is no longer owed.

2. **"QSM - Loan" $24,000** - $24,000 loan from a related party, Quadrant Sales and Marketing, with no interest rate or maturity date.

What other exempt offerings has the Company conducted within the past three years?

We have made the following issuances of securities within the last three years:

Name: Class B Common Stock 4(a)(6) Reg CF raise
Amount Sold: $712,754.00
Use of proceeds: Show production and general operations
Date: January 15th, 2021
Offering exemption relied upon: 4(a)(6)

Name: 506(b) Convertible Notes
Amount Sold: $234,751
Use of proceeds: Film Production and Promotion
Date: April 6th, 2022
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock 4(a)(6) Reg CF raise
Amount Sold: $131,908
Use of proceeds: Show production and general operations
Date: April 14th, 2022
Offering exemption relied upon: 4(a)(6)

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

$24,000 loan made to QSM is outstanding.

Financial Condition of the Issuer

Does the issuer have an operating history?

American Stories Entertainment, Inc. was incorporated in Florida in December 2020. The company produces TV programming for its channels found on Roku, Amazon Fire TV and Apple TV. The company generates income through advertising, merchandise sales both physical and digital, and TV distribution rights. The company has already produced and/or distributed over 40 episodes of programming. The company plans to create and distribute over 100 episodes in 2022.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue

The Company saw revenue of $243,539 in 2022.

Cost of Revenue

For the 2022 Annual Period, our total cost of sales was $470,236, resulting in a net loss of $226,697.

Expenses

Total expenses totaled $470,236. These expenses were needed to produce the multiple films produced in 2022.

To date, the following films have been produced:

Series Name	Percentage of Completion 2021	Percentage of Completion 2022	Cost of Movies as of end of 2022
Surviving Mann - Season 1	100%	100%	240,324.11
Surviving Mann - Season 2	0%	25%	87,476.68
Surviving Mann Aftermath - Season 1	100%	100%	166,378.23
Surviving Mann Aftermath - Season 2	0%	25%	72,897.24
Country Ball - Season 1	71%	100%	212,311.62
Country Ball - Season 2	0%	20%	69,981.35
This Week In High School Football	100%	100%	102,045.32
Friday Night Game Of The Week	50%	50%	133,102.59
Get The Word Out	100%	100%	23,292.95
Surviving Mann All Stars - Season 1	30%	40%	66,173.78
Beyond The Close	30%	100%	298,175.74
Total			**1,472,160**

Historical results and cash flows:

The Company saw a decrease in net cash flow from 2021 to 2022. Net change in cash for 2022 was $3,485. A big contributor to this decrease in cash flow was $185,000 in convertible notes converting. Additionally, 2022's net loss of $226,697 also contributed to the decrease in cash flow.

On December 31, 2022, how much available cash did the Company have?
$3,486

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
American Stories is currently raising through an additional Regulation Crowdfunding campaign on PicMii Crowdfunding.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer?**
      2. **Engaging in business of securities, insurance, or banking?**
      3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order

was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

American Stories Entertainment, Inc. answers 'NO' to all of the above questions.

All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. By entering your name and pressing submit below, you are certifying under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by you on behalf of the company is true and complete in all material respects, to the best of your knowledge, information, and belief and that you are legally authorized to make the foregoing certification on behalf of the company. The name(s) entered below will be used as your signature(s) for the Annual Report. Furthermore, you represent that the information provided above complies with the ongoing reporting requirements of Regulation Crowdfunding and acknowledge that the company is liable for any errors, omissions, or misstatements and that the information you are submitting is not being reviewed or approved by PicMii.

Company Legal Name
American Stories Entertainment, Inc.

Bob Cefail

Issuer Signature
Bob Cefail
Issuer Title
CEO

Signature Persons
All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Exhibit A



American Stories Entertainment, Inc

Financial Statements

For the years ended 2021 and 2022

American Stories Entertainment, Inc.

Financial Statements

For the years ended 2021 and 2022

INDEX TO AUDITED FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

American Stories Entertainment, Inc.

1350 County Road 1 #2156

Dunedin, FL 34697

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of American Stories Entertainment, Inc. as of December 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended and the notes to those statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stories Entertainment, Inc. as of December 31, 2021 and 2022 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
May 06, 2023

Licensed Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

cpa@cfaudits.com

American Stories Entertainment, Inc.

Balance Sheet Statement

As of December 31, 2021 & 2022

	2021	2022
ASSETS		
Current Assets		
Bank Balance	47,552	3,486
Accounts Receivables	-	342
Total Current Assets	**47,552**	**3,828**
Non-Current Assets		
Produced Films	875,919	1,472,160
Accumulated Amortization	-	(120,014)
Total Intangible Assets	**875,919**	**1,352,145**
TOTAL ASSETS	**923,471**	**1,355,973**
LIABILITIES AND EQUITY		
Liabilities		
Convertible Notes	185,500	-
Loans	24,000	25,000
Total Liabilities	**209,500**	**25,000**
Equity		
Common Stock – Class A – Voting Shares	2,000	2,000
Common Stock – Class B – Non-Voting Shares	674,811	1,518,509
Retained Earnings	37,160	(189,537)
Total Equity	**713,971**	**1,330,973**
TOTAL LIABILITIES AND EQUITY	**923,471**	**1,355,973**

American Stories Entertainment, Inc.

Income Statement

For the years ended 2021 & 2022

	2021	2022
Revenues		
Sales	202,663	243,539
Sales Discounts	(1,178)	-
Net Revenues	**201,485**	**243,539**
Operating Expenses		
Outside Services	41,654	28,340
Travel Expense	14,229	9,785
Advertising Revenue Sharing	12,216	9,142
Contest Winner	15,250	20,402
Professional Fees	2,419	1,235
Dues & Subscriptions	14,219	48,302
Advertising and Promotion	55,536	-
Software Expenses	872	524
Postage & Delivery	2,463	193
Miscellaneous Expenses and Fees	1,475	-
Compensation Shares	1,000	1,820
Bank Service Charges	1,991	230,481
Notes Conversion Expense	-	120,014
Amortization Expense	-	20,402
Total Operating Expenses	**163,325**	**470,236**
Net Income (Loss)	**38,160**	**(226,697)**

American Stories Entertainment, Inc.

Statement of Changes in Equity

For the years ended 2021 & 2022

	Class A Common Stock		Class B Common Stock		Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount		
Balance January 1, 2021	1,000	1,000	-	-	(1,000)	-
Capital Contributions During 2021	1,000	1,000	1,105,981	674,811	-	675,811
Net Income (Loss) - December 31, 2021	-	-	-	-	38,160	713,971
Balance - December 31, 2021	**2,000**	**$ 2,000**	**1,105,981**	**$ 674,811**	**$ 37,160**	**$ 713,971**
Capital Contributions During 2022	-	-	10,861,385	843,699	-	1,557,669
Net Income (Loss) - December 31, 2022	-	-	-	-	(226,697)	1,330,973
Balance - December 31, 2022	**2,000**	**$ 2,000**	**11,967,366**	**$ 1,518,509**	**($ 189,537)**	**$ 1,330,973**

American Stories Entertainment, Inc.

Statement of Cash Flows

For the years ended 2021 & 2022

	2021	2022
Cash Flows from Operating Activities		
Net Income (Loss)	38,160	(226,697)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of Films	-	120,014
Change in Accounts Receivables	-	(342)
Net Cash Used in Operating Activities	**38,160**	**(107,024)**
Cash Flows from Investing Activities		
Produced Films	(875,919)	(596,241)
Net Cash Flows from Investing Activities	**(875,919)**	**(596,241)**
Cash Provided by Financing Activities		
Convertible Notes	185,500	(185,500)
Loans	24,000	1,000
Common Shares	674,811	843,699
Net Cash Provided by Financing Activities	**884,311**	**659,199**
Net Change in Cash	**47,552**	**(44,067)**
Cash and Cash Equivalents - Beginning of Year	-	47,552
Cash and Cash Equivalents - End of Year	**47,552**	**3,485**

American Stories Entertainment, Inc.

Notes to the Financial Statements

As of December 31, 2021 & 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

American Stories Entertainment, Inc. was incorporated in Florida in December 2020. The company produces TV programming for its channels found on Roku, Amazon Fire TV and Apple TV. The company generates income through advertising, merchandise sales both physical and digital, and TV distribution rights. The company has already produced and/or distributed over 40 episodes of programming. The company plans to create and distribute over 100 episodes in 2022. ASE also plans to accelerate NFT sales, digital merchandise, in 2022.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited primary operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). One of the disclosures required by SFAS 7 is that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, members equity, and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(189,537) and negative cash flow from operations since incorporation. Management believes that its go-to-market strategy and subscription-based model will result in the Company transitioning to generating positive cash flows from operations.

Management's plans include raising additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

<u>Cash</u>

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

<u>Accounts Receivables and Allowance for Doubtful Accounts</u>

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

<u>Revenue Recognition</u>

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier performance commitment date or performance completion date.

NOTE 4 - PRODUCED FILMS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the company has capitalized direct costs spent for the production of those movies.

The management decided to capitalize the films based on the total duration of the films as a standard for cost allocation and the percentage of completion of each film at the end of the year. Furthermore, management have identified the direct costs related to films production, and with respect to the conservatism principle, capitalized percentage of the costs that may have some transactions not directly related to the films production. The below schedules illustrate the costs allocated and the films costs that have been capitalized:

1. **Direct costs incurred and capitalized:**

Cost Center	2021	2022	Capitalized Amount
Outside Services	374,889	218,218	593,106
Shoot & Event Exp	431,457	259,236	690,694
Travel Expense	42,688	29,355	72,043
Other Shooting Expenses	16,094	87,267	103,361
Shoot Equipment	10,791	-	10,934
Total	**875,919**	**596,241**	**1,472,160**

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

2. Films produced and Capitalized.

Series Name	Percentage of Completion 2021	Percentage of Completion 2022	Cost of Movies as of end of 2022
Surviving Mann - Season 1	100%	100%	240,324.11
Surviving Mann - Season 2	0%	25%	87,476.68
Surviving Mann Aftermath - Season 1	100%	100%	166,378.23
Surviving Mann Aftermath - Season 2	0%	25%	72,897.24
Country Ball - Season 1	71%	100%	212,311.62
Country Ball - Season 2	0%	20%	69,981.35
This Week In High School Football	100%	100%	102,045.32
Friday Night Game Of The Week	50%	50%	133,102.59
Get The Word Out	100%	100%	23,292.95
Surviving Mann All Stars - Season 1	30%	40%	66,173.78
Beyond The Close	30%	100%	298,175.74
Total			**1,472,160**

NOTE 5 – IMPAIRMENT OF CAPITALIZED ASSETS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the standard requires management to assess the value of the produced films on regular basis for impairment.

Management estimates the life of each produced film and shall amortize those assets based on the estimated lifetime. Furthermore, management will test those films for impairment at the end of each year following the production year. Below table shows the amortization expense for 2022.

Description	Life in Years	Total Cost Eligible for Amortization	Depreciation
Surviving Mann - Season 1	5	240,324	48,065
Surviving Mann Aftermath - Season 1	5	166,378	33,276
This Week in High School Football	3	102,045	34,015
Get the Word Out	5	23,293	4,659
Total		**532,041**	**120,014**

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 6 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue (296,000,000) shares of which (256,000,000) are Common Stock, (8,000) of which are voting Common Shares (Class A Shares) and the remaining Common Shares are non-voting shares (Class B Shares); as well as (40,000,000) shares of Preferred Stock, having a par value of $0.0001 per share.

As of December 31, 2021 there were 2,000 shares of common stock with voting rights issued and outstanding, and 1,353,681 of stocks with no voting rights issued and outstanding.

As of December 31, 2022 there were 2,000 shares of common stock with voting rights issued and outstanding, and 11,967,366of stocks with no voting rights issued and outstanding.

NOTE 8 – PAYABLES

The QSM loan balance is $24,000, which is a related party loan, obtained during September 2021, and shall be settled soon as cash is available.

Loans payable balance is $187,500.00 which consists of Convertible Commercial Notes that were transferred into common shares at $0.50 per share for different investors during 2022, the cost of transferring the notes into shares was $230,481.